SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2007

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on
Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of
Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.      Interim Report to Stockholders for the three- and nine-month periods ended September 30, 2007

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected as a result of a longer than originally expected sustained weakness in demand of the US and Japanese commercial vehicle markets; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its Recovery and Transformation Plan; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

Q3 2007 Interim Report

Contents

04	Management Report
12	Mercedes-Benz Cars
13	Daimler Trucks
14	Daimler Financial Services
15	Vans, Buses, Other
16	Consolidated Financial
Statements
21	Notes to the Consolidated
Financial Statements
32	Financial Calendar

Q3

Key figures (continuing operations)

Amounts in millions of €	Q3 2007	Q3 2006	Change in %

Revenues	25,681	24,234	+6	(1)
Western Europe	12,538	11,077	+13
thereof: Germany	5,864	4,924	+19
United States	5,136	6,226	-18
Other markets	8,007	6,931	+16
Employees (September 30)	271,961	277,478	-2
Research and development expenditures	1,103	896	+23
thereof: capitalized development costs	268	182	+47
Investment in property, plant and equipment	801	583	+37
Cash provided by operating activities (including discontinued operations)	3,615	3,161	+14
EBIT	1,891	1,823	+4
Net profit (loss)	(1,533)	868	-
Net profit (loss) from continuing operations	(1,003)	1,105	-
Earnings per share (in €)	(1.47)	0.82	-
Earnings per share, continuing operations (in €)	(0.97)	1.05	-

(1)  Adjusted for the effects of currency translation and changes in the consolidated Group, increase of 9%.

Cover photo:

Following the market launch of the new C-Class sedan at the end of March, Mercedes-Benz presented the station wagon version of the new C-Class at the Frankfurt Motor Show in September. The station wagon combines the typical features of a sedan such as safety, agility and comfort with significantly more space and variability. Offering a maximum loading capacity of 1,500 liters, the new model is the most spacious of all premium station wagons in this market segment. The car is available in three different equipment versions: CLASSIC, ELEGANCE and AVANTGARDE.

Q1-3

Key figures (continuing operations)

Amounts in millions of €	Q1-3 2007	Q1-3 2006	Change in %

Revenues	72,895	72,198	+1	(1)
Western Europe	35,778	33,861	+6
thereof: Germany	16,283	15,285	+7
United States	15,065	18,522	-19
Other markets	22,052	19,815	+11
Employees (September 30)	271,961	277,478	-2
Research and development expenditures	2,908	2,756	+6
thereof: capitalized development costs	600	452	+33
Investment in property, plant and equipment	2,345	2,221	+6
Cash provided by operating activities (including discontinued operations)	11,191	10,710	+4
EBIT	7,317	4,442	+65
Net profit	2,288	3,795	-40
Net profit from continuing operations	3,155	3,111	+1
Earnings per share (in €)	2.13	3.66	-42
Earnings per share, continuing operations (in €)	2.96	2.99	-1

(1)  Adjusted for the effects of currency translation and changes in the consolidated Group, increase of 4%.

Share price index

Share-price movements:

The price of Daimler shares increased from €46.80 to €70.64 between the beginning of January and the end of September. The key driver of this sharp rise was the decision to dispose of a majority interest in Chrysler. The share price also profited from the announcement that Mercedes-Benz Cars should achieve a return on sales of 10% by 2010. As a result of the crisis in the mortgage market in the United States and the feared impact on economic growth in the triad markets, equity prices came under significant pressure in August. Daimler’s share price developed positively once again following the announcement of a share buyback program at the end of August. As a result of the interest-rate reduction by the US Federal Reserve, global stock markets – and thus also our share price – made further gains in the second half of September.

Management Report

•             Group EBIT of €1,891 million (Q3 2006: €1,823 million)

•             Net loss of €1,533 million (Q3 2006: net profit of €868 million)

•             Revenues up by 6% to €25.7 billion

•             Shareholders’ meeting decides on change of name to Daimler AG

•             EBIT of at least €8.5 billion anticipated for full-year 2007 (FY 2006: €5.0 billion)

Change of name to Daimler AG

•             In order to pass a resolution on the change of name from DaimlerChrysler to Daimler after the transfer of a majority interest in Chrysler, an Extraordinary Shareholders’ Meeting was called for October 4, 2007. The shareholders approved the name change with a majority of 98.8% of the capital stock represented at the meeting.

•             Along with the renaming of the Group as Daimler AG, the divisions were renamed as follows: Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, and Vans, Buses, Other, which includes the Mercedes-Benz Vans and Daimler Buses units.

•             Chrysler and the related financial services business are reported in the Group’s income statements as “discontinued operations”. The figures shown for the Daimler Financial Services division no longer include the financial services related to Chrysler in the NAFTA region.

Business developments

Lower growth rates for world economy and automobile markets

•             Growth of the world economy slowed down in the third quarter compared with the first half of the year due to higher raw-material prices and the uncertainty caused by the crisis in the mortgage market in the United States. Global growth of approximately 3.5% was still above average, but was lower than in the third quarter of last year (3.8%). Of the triad markets, GDP growth was the slowest in the United States. More than half of global growth was accounted for by the emerging markets; developments in China and India were particularly dynamic. But economic growth was also strong in Eastern Europe, South America and the Middle East.

•             Parallel to the development of the world economy, global demand for automobiles also lost some impetus in the third quarter, whereby the development of automobile markets was varied. The emerging markets of Asia and Latin America expanded, as did demand in Eastern Europe. The total market volume for passenger cars in Western Europe was similar to the prior-year level. In the United States and Japan, demand for cars decreased once again. In the truck business, there was still no revival of demand in the United States and Japan after the decline in the second quarter, whereas the high market volume of Western Europe continued as a result of strong demand for investment goods.

Unit sales and revenues higher than prior-year levels

•             The development of the Daimler Group was generally positive in the third quarter, with unit sales rising by 4% to 537,000 vehicles.

•             Mercedes-Benz Cars posted sales growth of 10% to 337,300 units. The Daimler Trucks division sold 117,700 vehicles, which as expected was significantly fewer than in the third quarter of last year (-14%) due to market decline in the United States and Japan. Mercedes-Benz Vans (72,600 vans, +23%) and Daimler Buses (9,400 buses and chassis, +9%) increased their unit sales substantially and strengthened their respective market positions. The Daimler Financial Services division expanded its contract volume by 3% to €57.6 billion; adjusted for exchange-rate effects, its portfolio grew by 8%.

•             As a result of the higher unit sales, revenues increased by 6% to €25.7 billion. Adjusted for exchange-rate effects, revenues increased by 9%.

Completion of transfer of majority stake in Chrysler Group and related financial services business

•             On August 3, 2007, the contract was consummated regulating the transfer of a majority interest in the Chrysler Group and the related financial services business in North America to Cerberus Capital Management, L.P., a private equity firm based in New York (closing). The terms and conditions of the contract remained essentially the same as when the transaction was announced on May 14. The transaction was concluded under the usual guarantee conditions.

•             CG Investor LLC, a subsidiary of Cerberus Capital Management, made a capital contribution of €5.2 billion (US $7.2 billion) in return for an 80.1% equity interest in Chrysler Holding LLC. Daimler holds a 19.9% equity interest in this new company.

•             The Chrysler Group’s financial obligations towards its employees and the employees of Chrysler Financial for pensions and healthcare benefits are retained by the Chrysler companies. Daimler has provided a guarantee of US $1 billion for the pension obligations to be paid in the event that the Chrysler Group’s pension plans terminate within the next five years. The pension plans were significantly over-funded when the transfer took place.

•             Cerberus took over the financing in the financial services business for the brands Chrysler, Jeep® and Dodge when the transaction was closed; this led to a cash inflow of €25.6 billion.

•             In light of highly volatile US loan markets, Daimler agreed to support the financing of the majority takeover of Chrysler. Daimler subscribed US $1.5 billion of second-lien loan for Chrysler’s automotive business, to be drawn within twelve months. The credit is priced at market conditions and has a maturity of seven years. As of August 3, 2008, Daimler has the right to sell the loan in the credit market.

•             Daimler’s 19.9% interest in Chrysler Holding LLC has been included in the Vans, Buses, Other segment using the equity method of accounting since August 4, 2007 with a three-month time lag.

Profitability

•             Due to the transfer of a majority interest in the Chrysler Group and the related financial services business in North America, the results of these units are presented in the Group’s income statements as “discontinued operations”; the prior-year figures have been adjusted to the changed reporting structure accordingly.

•             With the closing of the transaction for the transfer of a majority interest in Chrysler on August 3, 2007, all assets and liabilities allocated to the Chrysler activities were derecognized. The loss from the deconsolidation of €750 million is included in the net loss from discontinued operations.

•             EBIT, the measure of earnings presented in the following table, relates solely to the Group’s continuing operations.

Segment profit (EBIT)

Amounts in millions of €	Q3 2007	Q3 2006	Change in %	Q1-3 2007	Q1-3 2006	Change in %

Mercedes-Benz Cars	1,331	850	+57	3,327	805	+313
Daimler Trucks	480	565	-15	1,609	1,572	+2
Daimler Financial Services	87	221	-61	521	660	-21
Vans, Buses, Other	319	341	-6	2,448	1,828	+34
Reconciliation/elimination	(326)	(154)	-112	(588)	(423)	-39
Daimler Group	1,891	1,823	+4	7,317	4,442	+65

•             Daimler achieved EBIT of €1,891 million in the third quarter of this year (Q3 2006: €1,823 million).

•             There was a positive impact from the significantly higher EBIT from the Mercedes-Benz Cars division, which profited from a favorable development of unit sales as well as from ongoing efficiency improvements.

•             As a result of the expected decrease in unit sales in the NAFTA region and in Japan, the Daimler Trucks division’s earnings were below the high level of the prior-year quarter. The EBIT of Daimler Financial Services was significantly lower than in Q3 2006, primarily due to expenses for the set-up of a separated financial services organization in the NAFTA region following the seperation of Chrysler Financial.

•             Vans, Buses, Other posted a lower EBIT in the third quarter as a result of a lower earnings contribution from EADS. In addition, the result of the prior-year quarter included a gain of €86 million in connection with the sale of real-estate properties not required for operating purposes.

•             Within the context of our efficiency-improving programs, measures were defined to further improve the utilization of our production facilities. As a result, effective since January 1, 2007, we adjusted the depreciation of property, plant and equipment to the longer useful lives. In the third quarter of 2007, this led to a positive effect on Group EBIT in an amount of €230 million. Of that total, €159 million is attributable to Mercedes-Benz Cars, €34 million to Daimler Trucks and €37 million to Vans, Buses, Other (see also Note 1 of the Notes to the Unaudited Interim Condensed Consolidated Financial Statements).

•             The special items shown in the following table influenced EBIT in the third quarters and the first nine months of the years 2007 and 2006:

Special items affecting EBIT

Amounts in millions of €	Q3 2007	Q3 2006	Q1—3 2007	Q1—3 2006

Mercedes-Benz Cars
Financial support for suppliers	—	—	(82)	—
Discontinuation of smart forfour	—	40	—	(955)
Headcount reductions in the context of CORE	—	(47)	—	(270)

Daimler Trucks
Disposal of real-estate properties in Japan	—	—	68	—

Vans, Buses, Other
Income relating to the transfer of interest in EADS	37	4	1,561	760
Restructuring program at EADS	—	—	(114)	—
Disposal of the off-highway business	—	—	—	238
Disposal of real-estate properties	—	86	—	86

Reconciliation/elimination
New management model	(67)	(47)	(160)	(184)

•             The division Mercedes-Benz Cars improved its third-quarter EBIT from €850 million to €1,331 million.

•             The significant improvement in the division’s earnings was primarily due to the positive development of unit sales, especially of the C-Class, the S-Class and the M-/R-/GL- and G-Class. In addition, continued efficiency improvements within the context of the CORE program had a positive impact on earnings. However, third-quarter EBIT was reduced by currency translation effects.

•             The Daimler Trucks division posted EBIT of €480 million (Q3 2006: €565 million).

•             The decrease in earnings was mainly caused by the expected lower unit sales in the NAFTA region and in Japan as well as a cyclical lower demand in the United States. On the other hand, there was a positive effect from the ongoing favorable development of unit sales in Europe and Latin America. Furthermore, additional efficiency improvements were realized within the context of the Global Excellence program.

•             EBIT of €87 million reported by the Daimler Financial Services division was significantly below the prior-year level (Q3 2006: €221 million).

•             As a result of the transfer of a majority interest in the Chrysler activities, expenses for the set-up of a separated financial services organization in the NAFTA region are included in the division’s EBIT.

•             Vans, Buses, Other’s third-quarter EBIT amounted to €319 million (Q3 2006: €341 million).

•             The units Mercedes-Benz Vans and Daimler Buses benefited from the favorable unit-sales development and both achieved higher earnings.

•             The earnings contribution from EADS amounted to €13 million in the period under review (Q3 2006: €160 million). This decline was a result of higher costs at EADS for the program start of the Airbus A350XWB as well as a lower profit contribution due to the reduction in our interest in EADS from 33% to 25.5%.

•             The prior-year result was moreover positively impacted by a gain of €86 million on the sale of real-estate properties not required for operating purposes.

•             The reconciliation to Group EBIT includes corporate expenses of €329 million (Q3 2006: €127 million) and eliminations of Group internal transactions (Q3 2007: income of €3 million; Q3 2006: expense of €27 million). The increase in corporate expenses is particularly the result of expenses in connection with legal proceedings that are not attributable to the divisions.

•             Net interest income in the third quarter improved by €144 million to €187 million. The improvement was primarily due to higher interest income resulting from higher net liquidity.

•             The income tax expense amounted to €3,081 million (Q3 2006: €761 million). The strong increase in the income tax expense is mainly the result of valuation allowances to be recorded on deferred tax assets that arose from temporary valuation differences between commercial accounting and tax accounting. Previously, these deferred tax assets had been accounted for at the Chrysler units. These assets are still to be allocated to the Daimler Group, but as a result of the Chrysler transaction, the conditions to use these deferred taxes have changed and the assets had to be impaired by minus €2,216 million.

•             The effects on the income tax expense in the period under review of the reduction in the German income-tax rate in the context of the German Corporation Tax Law Reform Act 2008 were not material.

•             There was a net loss from continuing operations of €1,003 million due to the higher income tax expense (Q3 2006: net profit of €1,105 million). Earnings per share from continuing operations were minus €0.97 (Q3 2006: €1.05).

•             Net loss from discontinued operations includes the operating results of the Chrysler Group and the related financial services business in North America as well as the net interest result and income taxes related to these activities until August 3, 2007, and amounted to €530 million (Q3 2006: €237million). Therein included in the third quarter of 2007 is a loss from the deconsolidation of the Chrysler activities of €750 million.

•             Third-quarter net loss amounted to €1,533 million (Q3 2006: net profit of €868 million), equivalent to earnings per share of minus €1.47 (Q3 2006: €0.82).

Cash flows

•      The presentation of cash flows has not changed compared to the prior-year period, and also includes the cash flows of the discontinued Chrysler operations.

•      Cash provided by operating activities in the first nine months of 2007 amounted to €11.2 billion (Jan.-Sept. 2006: €10.7 billion). Compared with the prior-year period, there were negative effects in particular due to the business development of the Chrysler Group, including the payments made for prepayment penalties from the early redemption of long-term financing liabilities. There were positive effects from the business development at Mercedes-Benz Cars and severance payments made within the context of the CORE staff-reduction program, which were €0.6 billion lower than in the prior-year period, partially offset, however, by higher payments of €0.2 billion related to the implementation of the new management model. There were additional positive effects from lower tax payments. Overall, cash provided by operating activities includes €3.1 billion (Jan.-Sept. 2006: €5.7 billion) attributable to discontinued operations. Without these effects, there would have been an increase of €3.1 billion in cash provided by operating activities compared to the prior-year period.

•      The cash flow from investing activities in the first nine months of the year resulted in a net cash inflow of €20.8 billion, compared to a net cash outflow of €10.7 billion in the same period of 2006. Cash inflows of €22.6 billion in 2007 were due in particular to the sale of the Chrysler business. In addition to the amount received from the investment by Cerberus in Chrysler Holding LLC (€0.9 billion), this includes proceeds from the repayment of intercompany refinancing liabilities (€24.7 billion), partially offset by the reduction in cash and cash equivalents due to the deconsolidation (€3.0 billion). Another factor leading to higher cash inflows was the transfer of EADS shares (€3.5 billion); in the prior-year period there had been cash inflows from the sale of the off-highway business (€0.8 billion). Moreover, there were substantial cash inflows from the sale of real-estate properties by Mitsubishi Fuso Truck and Bus Company (€1.0 billion) and from the sale of securities. Lower investments than in the prior-year period in property, plant and equipment and leased vehicles by the financial services business, due in particular to the fact that Chrysler was only consolidated until August 3, also contributed to this general development. The discontinued operations accounted for a cash outflow for investing activities of €2.9 billion (Jan.-Sept. 2006: €5.3 billion).

•      Cash used for financing activities amounted to €19.5 billion (Jan.-Sept. 2006: €1.7 billion). This was primarily related to the repayment of financing liabilities in the capital market as a result of the payments received in the context of the sale of Chrysler. Furthermore, there were cash outflows for the payment of the dividend for the previous business year (€1.5 billion) and for the share buyback program (€1.1 billion). However, there were positive effects in the period under review from cash inflows connected with the exercise of stock options (€1.3 billion).

•      Cash and cash equivalents with an original maturity of three months or less at September 30, 2007 were €11.9 billion higher than at December 31, 2006, after taking currency-translation effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, increased by €9.1 billion to €23.5 billion. The high level of liquidity will decrease significantly in the course of the future reporting periods due to the ongoing reduction in existing financing liabilities and the share buyback program.

Balance-sheet structure

•             The changed structure of the consolidated balance sheet is nearly solely due to the deconsolidation of the Chrysler activities and the related financial services business in North America. The resulting decrease in the balance sheet total was amplified by currency translation effects, in particular due to the substantial rise of the euro against the US dollar.

•             With the closing of the sale of Chrysler activities on August 3, 2007, the Group received a cash inflow of €25.6 billion, primarily related to the repayment of internal financing liabilities. This cash inflow and the financing liabilities, which represent the former refinancing of Chrysler’s financial services business, are allocated to the industrial business to the extent that they had not been repaid by September 30.

•             The Group’s remaining equity interest in Chrysler (19.9%) has been accounted for using the equity method since August 4, 2007 and had a carrying value of €1.4 billion on September 30, 2007.

•             The Group’s equity increased by €1.3 billion compared with December 31, 2006. Besides net profit, positive effects on equity resulted mainly from the increase in minority interests. The exercise of stock options also had a positive effect on equity. These increases were partially offset by the share buyback, the dividend payment and currency translation effects.

•             The Group’s equity ratio at September 30, 2007 was 27.5% (December 31, 2006: 16.5%); the increase is due to the increase in equity and the decrease in total assets. The equity ratio for the industrial business was 43.3% (December 31, 2006: 27.2%).

Workforce

•             At the end of the third quarter of 2007, 271,961 people were employed by Daimler worldwide (end of Q3 2006: 277,478). Of this total, 166,971 were employed in Germany and 24,324 were employed in the United States (end of Q3 2006: 168,944 and 27,760 respectively).

•             The size of the workforce decreased compared with September 30, 2006, mainly due to the implementation of the new management model. By the end of September 2007, approximately 2,800 employees had signed contracts in this context. In addition, the Daimler Trucks division had to make significant staff reductions (-6%) due to the distinct drop in demand in the NAFTA region. Staffing levels were also lower at the Mercedes-Benz Cars (-3%) and Daimler Financial Services (-2%) divisions than a year earlier.

Changes in the Board of Management and the Supervisory Board

•             On August 3, 2007, Thomas W. LaSorda, Eric R. Ridenour and Thomas W. Sidlik stepped down from their positions as members of the Board of Management in connection with the closing of the transaction to transfer a majority interest in the Chrysler Group and the related financial services business. In this context, Bodo Uebber assumed responsibility for procurement and supply in addition to his existing functions.

•             On September 1, 2007, Ron Gettelfinger, Chairman of the American United Autoworkers Union (UAW), stepped down from his position as a member of the Supervisory Board in light of the Chrysler transaction. Following a proposal by German trade union IG Metall, Valter Sanches of Brazil is to be appointed as a member of the Supervisory Board by court.

•             Effective September 30, 2007, Udo Richter stepped down from his position as a member of the Supervisory Board representing the employees. Uwe Werner became his court-appointed successor as of October 1, 2007.

Outlook

•             The statements made in the Outlook section of this interim report are based on the current assumptions of the management. In turn, these assessments are based on the expectations for general economic developments described below, which are in line with assessments issued by renowned economic research institutes. Expectations for business developments reflect the opportunities and risks arising from market conditions and the competitive situation of our business in the remaining months of the year 2007.

•             With regard to existing risks, we refer to the statements made in our Annual Report 2006 and the 2006 Consolidated Financial Statements according to IFRS, as well as the notes on forward-looking statements at the end of this Management Report. Following the transfer of a majority interest in the Chrysler Group and the related financial services business, the Daimler Group is now significantly less dependent on the volatile North American volume market for passenger cars. In addition, the transfer of a majority interest in Chrysler has considerably reduced risks related to existing pension plans and healthcare obligations as well as risks associated with pending lawsuits. In the third quarter, the general risk of a sustained slowdown in global economic growth increased perceptibly.

•             Daimler assumes that the world economy will continue to expand in the fourth quarter of this year, although growth rates are likely to continue falling. For full-year 2007, Daimler anticipates global growth of just over 3.5% (Q3 2006: 4.1%). The mortgage crisis in the United States has not only increased the volatility of the financial markets, but has also reduced investor and consumer confidence. We therefore expect growth rates to slow down in the United States. The impact on Western Europe and in some of the emerging markets is likely to be less significant. We anticipate GDP growth of 2.0% in North America in full-year 2007. However, we foresee more positive economic developments in Western Europe (+2.6%), Japan (+2.3%) and in particular the strongly expanding emerging markets (+7.3%).

•             In full-year 2007, we expect global demand for passenger cars and commercial vehicles to grow by around 3% (2006: 4%). This expansion is mainly the result of very positive market developments in the emerging markets of China, India, Russia and Brazil, where double-digit growth rates are likely. Both the Japanese car market and the North American market for cars and light trucks will probably be smaller than in the prior year. The market volume for passenger cars in Western Europe is expected to be similar to the prior-year level. In the area of trucks, we anticipate a sharp drop in demand in full-year 2007 in both North America and Japan. But Daimer assumes a slightly positive development in demand for trucks in western Europe in view of the generally healthy economic situation in that region.

•             For full-year 2007, we anticipate unit sales in a similar magnitude to the prior year (2006: 2.1 million vehicles). Lower unit sales of trucks should be offset by higher unit sales at Mercedes-Benz Cars and at the Vans and Buses units.

•             Mercedes-Benz Cars assumes that its unit sales in the year 2007 will exceed the record level of the prior year. Total unit sales will be boosted by the high-volume models launched in the spring of 2007: the new C-Class sedan and the new smart fortwo. At the Frankfurt Motor Show, we also presented the new station-wagon version of the C-Class; orders for this car have been taken since September and the first deliveries will be at the end of this year. The earnings trend will be positively impacted by the structural and process-oriented changes made in the context of the CORE program. For full-year 2007, Mercedes-Benz Cars anticipates a return on sales of significantly more than 8%. Despite increased expenditure for more efficient and alternative drive systems, we aim to increase the division’s return on sales to 10% by the year 2010.

•             Daimler Trucks anticipates lower unit sales in 2007 than in the prior year. This is primarily due to a sharp drop in demand caused by stricter emission regulations in the United States, Canada and Japan. However, there are positive effects from rising unit sales in Europe and Latin America. Due to the implementation of the Global Excellence program, earnings are expected to be of the same magnitude as in the prior year despite lower demand in some key markets.

•             For full-year 2007, Daimler Financial Services expects a slight increase in total contract volume. Expenses for the separation from the financial services business in the NAFTA region will have a negative impact on earnings. Daimler Financial Services, however, assumes that it will again achieve a return on equity of more than 14% this year.

•             As a result of strong demand for the Sprinter and the very positive development of the Vito/Viano models, we continue to expect Mercedes-Benz Vans to increase its unit sales compared to the year 2006. Daimler Buses’ unit sales are likely to surpass the high prior-year level due to the very positive development of business in Latin America.

•             For the Group as a whole, we continue to anticipate total revenues of the same magnitude as in 2006 (€99 billion).

•             The number of employees at the end of 2007 is expected to be similar to the number a year earlier.

•             We expect the Group in its new structure to achieve EBIT of at least €8.5 billion in 2007 (2006: €5.0 billion). Significant special items affecting earnings in 2007 are the gain of €1.4 billion realized on the transfer of interest in EADS and charges of €0.3 billion resulting from the implementation of the new management model.

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected as a result of a longer than originally expected sustained weakness in demand of the US and Japanese commercial vehicle markets; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its Recovery and Transformation Plan; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes-Benz Cars

•    Unit sales well above prior-year level

•    Strong demand for new models

•    CORE program successfully completed

•    EBIT improves to €1,331 million (Q3 2006: €850 million)

Amounts in millions of €	Q3 2007		Q3 2006	Change in %

EBIT	1,331		850	+57
Revenues	14,077		12,581	+12
Unit sales	337,348	(1)	307,483	+10
Production	336,184		299,853	+12
Employees (September 30)	97,835		100,637	-3

(1)   Including 2,420 Mitsubishi L200 pickups and Pajeros made in South Africa; these vehicles were reported in the Vans, Buses, Other segment in the prior year.

Unit sales	Q3 2007	Q3 2006	Change in %

Total	337,348	307,483	+10
Western Europe	198,493	190,878	+4
Germany	87,823	86,155	+2
United States	68,047	61,588	+10
Japan	12,299	11,291	+9
Other markets	58,509	43,726	+34

Higher unit sales, revenues and EBIT

•      The Mercedes-Benz Cars division continued its positive business development in the third quarter. Unit sales increased by 10% to 337,300 vehicles. Revenues grew by 12% to €14.1 billion, and EBIT improved from €850 million to €1,331 million.

Record unit sales in the third quarter

•      The Mercedes-Benz brand increased its unit sales by 9% to 308,000 vehicles, thus achieving a new record for the third quarter. And the smart brand sold 26,900 cars, also 9% more than in the prior-year quarter despite its focus on one model series; unit sales of the smart fortwo increased by 77%.

•      Unit sales of 27,400 S-Class cars were 11% higher than in Q3 2006, so the S-Class was once again the clear market leader in the luxury segment. 59,600 E-Class cars were sold (Q3 2006: 68,700). Deliveries of the C-Class increased by 32% to 105,500 units; this includes 78,300 sedan of the new C-Class. The C-Class has thus become the worldwide leader in its category. In the SUV segment, sales of M-/R-/GL- and G-Class vehicles increased by 12% to 46,400 units. And with sales of 69,100 cars, the A- and B-Class continued their positive trends (Q3 2006: 68,200).

•      Mercedes-Benz Cars expanded its unit sales in all major regions. In Western Europe, sales increased by 4% to 198,500 vehicles, while an increase of 10% to 68,000 units was posted in the United States.

Presentation of new models and drive technologies

•      At the Frankfurt Motor Show in September, Mercedes-Benz Cars presented 19 particularly fuel-efficient and low-emission premium vehicles that will be launched within the next three years. The new models include hybrid vehicles, BLUETEC models (the cleanest diesel cars in the world) and the F700 research vehicle with the DIESOTTO engine (an engine which combines the advantages of the diesel and the gasoline engine). The division also unveiled the new station-wagon version of the C-Class, for which orders have been taken all over Europe since September.

End of CORE program

•      In September, Mercedes-Benz Cars successfully completed its CORE program. CORE has resulted in annual savings and earnings improvements of €7.1 billion compared to the year 2004.

•      Cost reductions accounted for €6.1 billion of the total. The earnings improvement due to higher revenues amounts to approximately €1 billion. This was primarily the result of higher unit sales, the improved spare-part and accessories business, and a better model mix.

•      The structural and process-oriented changes realized through CORE will now be transferred into the line organization and will also contribute towards achieving the new return-on-sales target in the coming years.

Q1-3

Amounts in millions of €	Q1-3 2007		Q1-3 2006	Change in %

EBIT	3,327		805	+313
Revenues	38,705		37,015	+5
Unit sales	928,557	(1)	914,442	+2
Production	948,379		929,736	+2
Employees (September 30)	97,835		100,637	-3

(1)   Including 7,636 Mitsubishi L200 pickups and Pajeros made in South Africa; these vehicles were reported in the Vans, Buses, Other segment in the prior year.

Unit sales	Q1-3 2007	Q1-3 2006	Change in %

Total	928,557	914,442	+2
Western Europe	566,550	580,735	-2
Germany	249,668	252,722	-1
United States	172,807	174,961	-1
Japan	31,609	36,046	-12
Other markets	157,591	122,700	+28

Daimler Trucks

•    Unit sales below prior-year level at 117,700 trucks, as expected

•    Launch of new light-duty truck in Brazil

•    Elimination of capacity bottlenecks in Germany

•    EBIT below high prior-year level due to significantly lower demand

Amounts in millions of €	Q3 2007	Q3 2006		Change in %

EBIT	480	565		-15
Revenues	7,007	7,959		-12
Unit sales	117,675	136,051	(1)	-14
Production	114,553	139,188		-18
Employees (September 30)	79,874	84,922		-6

Unit sales	Q3 2007	Q3 2006		Change in %

Total	117,675	136,051	(1)	-14
Western Europe	21,922	22,329		-2
Germany	10,229	10,717		-5
United States	18,039	42,613		-58
Latin America (excluding Mexico)	14,542	9,770		+49
Asia	38,782	39,733		-2
Other markets	24,390	21,606		+13

(1)   The figure reported for unit sales in Q3 2006 included an additional 5,854 Sprinter vans produced by Trucks NAFTA.

Revenues and earnings below high prior-year level

•      The Daimler Trucks division sold 117,700 vehicles worldwide in the third quarter of this year (Q3 2006: 136,100). The decrease was primarily a result of low demand caused by stricter emission regulations in the United States, Canada and Japan, as well as a general market downturn in the United States. Revenues therefore decreased from €8.0 billion to €7.0 billion. EBIT amounted to €480 million (Q3 2006: €565 million).

Unit sales up in Europe and Latin America, down in North America and Japan

•      Unit sales by Trucks Europe/Latin America increased by 12% to 42,100 vehicles, with particularly strong growth recorded in Latin America (+41%) and Eastern Europe (+20%). Positive economic developments in Europe led in particular to stronger demand for heavy-duty trucks.

•      Trucks NAFTA sold 24,000 vehicles of the Freightliner, Sterling, Western Star and Thomas Built Buses brands in the third quarter. As expected, this was significantly fewer than in Q3 2006 (49,500 units). The decrease was particularly sharp for Class 8 trucks. This was the result of emission regulation EPA07 coming into force this year, which had led to purchases being brought forward to 2006, as well as a drop in demand for cyclical reasons.

•      Trucks Asia increased unit sales in the third quarter by 5% to 51,600 vehicles of the Mitsubishi Fuso brand. In Japan and Taiwan, third-quarter unit sales were substantially lower than the extremely high levels of the prior-year period for market reasons. However, Trucks Asia achieved significant sales growth in Indonesia, its most important export market, as well as in Australia and the Middle East.

Mercedes-Benz remains on track for success with BLUETEC

•      Mercedes-Benz has already sold more than 90,000 BLUETEC trucks since the introduction of BLUETEC technology at the beginning of 2005. Most of these trucks already fulfill the Euro 5 emission standard, which comes into force in October 2009. Mercedes-Benz was the first manufacturer to introduce this innovative diesel technology in a series model. In view of the great market success of BLUETEC 5 technology in the Actros heavy-duty truck, this technology will now also be supplied with the Atego, which encompasses light-duty and medium-duty trucks as well as semi-trailer tractors.

Launch of a new light-duty truck in Brazil

•      In Brazil, the first models of a new light-duty truck that was specially developed for distribution in urban areas were delivered to customers. This new vehicle is based on the platform of the very popular MB 712 E, which has a closed body and is often used for the transportation of valuables. Key features of the new light-duty truck are its flexibility and agility.

Elimination of capacity bottlenecks in Germany

•      In order to satisfy sustained strong demand in Europe, we have decided to expand our manufacturing facilities in Germany. Production capacities are now being expanded at our sites in Wörth, Mannheim, Gaggenau and Kassel.

Q1-3

Amounts in millions of €	Q1-3 2007	Q1-3 2006		Change in %

EBIT	1,609	1,572		+2
Revenues	21,227	23,828		-11
Unit sales	348,947	381,834	(1)	-9
Production	347,033	383,636		-10
Employees (September 30)	79,874	84,922		-6

Unit sales	Q1-3 2007	Q1-3 2006		Change in %

Total	348,947	381,834	(1)	-9
Western Europe	61,980	63,659		-3
Germany	28,073	28,753		-2
United States	76,917	123,164		-38
Latin America (excluding Mexico)	39,672	29,299		+35
Asia	104,235	105,336		-1
Other markets	66,143	60,376		+10

(1)   The figure reported for unit sales in the first half of 2006 included an additional 17,974 Sprinter vans produced by Trucks NAFTA.

Daimler Financial Services

•    Contract volume grows by 3% to €57.6 billion

•    Top positions in J.D. Power’s dealer-satisfaction studies

•    EBIT lower than in Q3 2006 due to separation from Chrysler Financial (NAFTA)

Amounts in millions of €	Q3 2007	Q3 2006	Change in %

EBIT	87	221	-61
Revenues	2,213	1,990	+11
New business	6,435	6,824	-6
Contract volume	57,572	56,023	+3
Employees (September 30)	6,727	6,883	-2

Higher contract volume

•      The business development of Daimler Financial Services in the third quarter was impacted by the separation from the operations of the Chrysler financial services business in North America, which had become necessary due to the transfer of a majority interest in Chrysler. Contract volume rose by 3% to €57.6 billion; adjusted for exchange-rate effects, the increase was 8%. New business of €6.4 billion was 6% lower than in the third quarter of the prior year; adjusted for exchange-rate effects, the decrease amounted to 4%. Third-quarter EBIT was €87 million (Q3 2006: €221 million).

Further growth in the region Europe, Africa & Asia/Pacific

•      Contract volume in the region Europe, Africa & Asia/Pacific increased by 5% to €33.4 billion. The implementation of initiatives for the harmonization and integration of processes and systems all over Europe was continued in the third quarter.

•      In Germany, the most important market in this region, we increased our contract volume by 4% to €16.2 billion. The range of products available to our dealerships was expanded with the addition of loans to cover short-term liquidity requirements and a new insurance policy. We now offer car dealers “StarProtect”, a new insurance covering all the typical risks in the business with just one policy.

•      In September, Daimler Financial Services received a license from the Russian central bank to establish its own bank in Russia. The start of business for the new bank is planned for the fourth quarter of this year.

•      The Insurance Services unit is currently working in Europe to achieve closer links with the vehicle sales organizations, so that it can offer insurance products in connection with vehicle sales even more effectively than before. In Australia, Insurance Services launched a new product that includes auto insurance for one year in the financing package.

First place with J.D. Power in the United States

•      In the Americas region, contract volume amounted to €20.3 billion (Q3 2006: €19.8 billion). Adjusted for exchange-rate effects, the portfolio expanded by 13%.

•      The separation from Chrysler Financial in the NAFTA region is developing according to plan. The legal separation of Truck Financial and Mercedes-Benz Financial from Chrysler’s financial services business has now been completed.

•      In August, Mercedes-Benz Financial was awarded first place in the Dealer Satisfaction category in the annual survey of automobile dealers carried out in the United States by market-research company J.D. Power and Associates. We also achieved the top position in the Floor Plan Financing category. In addition, Daimler Financial Services companies in the United Kingdom, Brazil and Austria each achieved first place in independent dealer satisfaction studies.

Q1-3

Amounts in millions of €	Q1-3 2007	Q1-3 2006	Change in %

EBIT	521	660	-21
Revenues	6,460	6,017	+7
New business	20,550	20,792	-1
Contract volume	57,572	56,023	+3
Employees (September 30)	6,727	6,883	-2

Vans, Buses, Other

•    Strong increase in unit sales for Mercedes-Benz Vans

•    Ongoing high level of unit sales at Daimler Buses

•    EBIT of €319 million (Q3 2006: €341 million)

Amounts in millions of €	Q3 2007	Q3 2006	Change in %

EBIT	319	341	-6
Revenues (segment)	3,557	3,127	+14
Vans	2,383	2,040	+17
Buses	990	949	+4
Unit sales Vans	72,576	58,812	+23
Unit sales Buses	9,374	8,620	+9

The Vans, Buses, Other segment primarily comprises the units Mercedes-Benz Vans and Daimler Buses, our equity interests in the European Aeronautic Defence and Space Company (EADS) and Chrysler Holding LLC, and our real-estate activities.

The third-quarter EBIT of Vans, Buses, Other was below the prior-year level at €319 million (Q3 2006: €341 million).

Mercedes-Benz Vans

•    The Mercedes-Benz Vans unit continued its very positive business development in the third quarter and achieved a strong 23% increase in unit sales to 72,600 vehicles. Demand for the new Sprinter remained very strong; in the third quarter, we sold 48,800 Sprinters worldwide (Q3 2006: 37,600).

•    We also recorded strong growth in sales of the Vito/Viano models, selling 22,400 units (+12%). In the first nine months of this year, 75,300 Vito/Viano vehicles were sold, a new record.

Daimler Buses

•    The Daimler Buses unit sold 9,400 buses and chassis in the third quarter, surpassing the figure for the prior-year quarter by 9%. The sales trend was particularly positive in Latin America. Once again, we maintained our worldwide market leadership. The high level of orders received means that the complete production of all plants until the end of the year is now sold out.

•    The follow-up order for 500 Mercedes-Benz city buses for the city of Bucharest underscores the attractiveness of the Citaro in all regions. In North America, the first units of the successor to the Orion VII were delivered to customers in both diesel and diesel-hybrid versions.

Chrysler

•    Following the transfer of a majority interest in Chrysler, Daimler now holds a 19.9% equity interest in Chrysler Holding LLC. That holding company’s subsidiary, Chrysler LLC, sold 615,500 vehicles in the third quarter of this year (-3%).

EADS

•    EADS delivered 99 airplanes to its customers in the third quarter (Q3 2006: 101). Orders were received for 174 units, significantly more than in Q3 2006.

Q1-3

Amounts in millions of €	Q1-3 2007	Q1-3 2006	Change in %

EBIT	2,448	1,828	+34
Revenues (segment)	9,815	9,553	+3
Vans	6,727	6,018	+12
Buses	2,879	2,826	+2
Unit sales Vans	208,102	184,110	+13
Unit sales Buses	28,014	26,755	+5

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q3

	Consolidated		Industrial Business		Daimler Financial Services
(Amounts in millions of €, except per share amounts)	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006

Revenues	25,681	24,234	23,468	22,244	2,213	1,990
Cost of sales	(19,431)	(18,929)	(17,539)	(17,335)	(1,892)	(1,594)
Gross profit	6,250	5,305	5,929	4,909	321	396
Selling expenses	(2,219)	(2,123)	(2,148)	(2,049)	(71)	(74)
General administrative expenses	(953)	(882)	(788)	(772)	(165)	(110)
Research and non-capitalized development costs	(835)	(714)	(835)	(714)	—	—
Other operating income (expense), net	(231)	125	(237)	127	6	(2)
Share of profit (loss) from companies accounted for using the equity method, net	(69)	158	(65)	148	(4)	10
Other financial income (expense), net	(52)	(46)	(52)	(47)	—	1
Earnings before interest and taxes (EBIT) (1)	1,891	1,823	1,804	1,602	87	221
Interest income (expense), net	187	43	189	50	(2)	(7)
Profit before income taxes	2,078	1,866	1,993	1,652	85	214
Income tax expense	(3,081)	(761)	(3,045)	(669)	(36)	(92)
Net profit (loss) from continuing operations	(1,003)	1,105	(1,052)	983	49	122
Net profit (loss) from discontinued operations	(530)	(237)	(961)	(372)	431	135
Net profit (loss)	(1,533)	868	(2,013)	611	480	257
Minority interest	(14)	(29)
Profit (loss) attributable to shareholders of Daimler AG	(1,547)	839

Earnings (loss) per share for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit (loss) from continuing operations	(0.97)	1.05
Net loss from discontinued operations	(0.50)	(0.23)
Net profit (loss)	(1.47)	0.82
Diluted
Net profit (loss) from continuing operations	(0.96)	1.05
Net loss from discontinued operations	(0.50)	(0.23)
Net profit (loss)	(1.46)	0.82

(1)  EBIT includes expenses from compounding of provisions (Q3 2007: €105 million; Q3 2006: €94 million).

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q1-3

	Consolidated		Industrial Business		Daimler Financial Services
(Amounts in millions of €, except per share amounts)	Q1-3 2007	Q1-3 2006	Q1-3 2007	Q1-3 2006	Q1-3 2007	Q1-3 2006
Revenues	72,895	72,198	66,435	66,181	6,460	6,017
Cost of sales	(55,533)	(57,092)	(50,201)	(52,257)	(5,332)	(4,835)
Gross profit	17,362	15,106	16,234	13,924	1,128	1,182
Selling expenses	(6,372)	(6,727)	(6,159)	(6,496)	(213)	(231)
General administrative expenses	(2,778)	(2,985)	(2,381)	(2,661)	(397)	(324)
Research and non-capitalized development costs	(2,308)	(2,304)	(2,308)	(2,304)	—	—
Other operating income (expense), net	(21)	350	(35)	341	14	9
Share of profit (loss) from companies accounted for using the equity method, net	1,610	491	1,621	467	(11)	24
Other financial income (expense), net	(176)	511	(176)	511	—	—
Earnings before interest and taxes (EBIT) (1)	7,317	4,442	6,796	3,782	521	660
Interest income (expense), net	377	(100)	384	(89)	(7)	(11)
Profit before income taxes	7,694	4,342	7,180	3,693	514	649
Income tax expense	(4,539)	(1,231)	(4,307)	(965)	(232)	(266)
Net profit from continuing operations	3,155	3,111	2,873	2,728	282	383
Net profit (loss) from discontinued operations	(867)	684	(1,847)	264	980	420
Net profit	2,288	3,795	1,026	2,992	1,262	803
Minority interest	(67)	(58)
Profit attributable to shareholders of Daimler AG	2,221	3,737

Earnings (loss) per share for profit attributable to shareholders of Daimler AG
Basic
Net profit from continuing operations	2.96	2.99
Net profit (loss) from discontinued operations	(0.83)	0.67
Net profit	2.13	3.66
Diluted
Net profit from continuing operations	2.93	2.97
Net profit (loss) from discontinued operations	(0.82)	0.67
Net profit	2.11	3.64

(1)  EBIT includes expenses from compounding of provisions (Q1-3 2007: €312 million; Q1-3 2006: €263 million).

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

Daimler AG and Subsidiaries

Consolidated Balance Sheets

	Consolidated		Industrial Business		Daimler Financial Services
(Amounts in millions of €)	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Intangible assets	5,030	7,614	4,963	7,486	67	128
Property, plant and equipment	15,464	32,747	15,424	32,603	40	144
Equipment on operating leases	19,467	36,949	8,089	10,383	11,378	26,566
Investments accounted for using the equity method	5,469	5,104	5,269	4,824	200	280
Receivables from financial services	22,914	41,180	—	—	22,914	41,180
Other financial assets	3,007	5,889	2,791	5,044	216	845
Deferred taxes	1,886	5,000	1,644	4,772	242	228
Other assets	342	2,720	235	2,611	107	109
Non-current assets	73,579	137,203	38,415	67,723	35,164	69,480
Inventories	14,922	18,396	14,528	17,736	394	660
Trade receivables	6,762	7,671	6,496	7,423	266	248
Receivables from financial services	15,020	35,989	—	—	15,020	35,989
Cash and cash equivalents	20,294	8,409	19,531	6,060	763	2,349
Other financial assets	7,735	7,043	1,108	6	6,627	7,037
Other assets	2,579	2,923	(2)	479	2,581	2,444
Current assets	67,312	80,431	41,661	31,704	25,651	48,727
Total assets	140,891	217,634	80,076	99,427	60,815	118,207

Equity and liabilities
Share capital	2,749	2,673
Capital reserves	9,960	8,613
Retained earnings	23,612	23,805
Other reserves	1,079	1,937
Treasury shares	(176)	—
Equity attributable to shareholders of Daimler AG	37,224	37,028
Minority interest	1,510	421
Equity	38,734	37,449	34,650	28,628	4,084	8,821
Provisions for pensions and similar obligations	4,365	19,014	4,197	18,857	168	157
Provisions for income taxes	1,973	2,492	870	773	1,103	1,719
Provisions for other risks	6,447	9,801	6,294	9,601	153	200
Financing liabilities	36,015	53,506	17,201	4,447	18,814	49,059
Other financial liabilities	1,653	1,732	1,565	1,597	88	135
Deferred taxes	546	499	(2,386)	(4,175)	2,932	4,674
Deferred income	1,872	3,296	1,368	1,849	504	1,447
Other liabilities	115	112	114	111	1	1
Non-current liabilities	52,986	90,452	29,223	33,060	23,763	57,392
Trade payables	7,826	13,716	7,596	13,478	230	238
Provisions for income taxes	1,139	1,130	430	1,104	709	26
Provisions for other risks	6,854	14,114	6,611	13,729	243	385
Financing liabilities	22,909	46,030	(7,010)	(1,793)	29,919	47,823
Other financial liabilities	8,233	8,700	7,020	7,078	1,213	1,622
Deferred income	1,242	4,959	681	3,207	561	1,752
Other liabilities	968	1,084	875	936	93	148
Current liabilities	49,171	89,733	16,203	37,739	32,968	51,994
Total equity and liabilities	140,891	217,634	80,076	99,427	60,815	118,207

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Changes in Equity

				Other reserves				Equity
(Amounts in millions of €)	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Treasury shares	attributable to share holders of Daimler AG	Minority interests	Total equity

Balance at January 1, 2006	2,647	8,243	21,588	1,967	451	752	—	35,648	412	36,060
Net profit	—	—	3,737	—	—	—	—	3,737	57	3,794
Income (expenses) recognized directly in equity	—	—	—	(1,113)	68	609	—	(436)	(22)	(458)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	(4)	(229)	—	(233)	—	(233)
Total income (expense) for the period	—	—	3,737	(1,113)	64	380	—	3,068	35	3,103
Dividends	—	—	(1,527)	—	—	—	—	(1,527)	(12)	(1,539)
Stock-based compensation	—	26	—	—	—	—	—	26	—	26
Issue of new shares	13	147	—	—	—	—	—	160	—	160
Acquisition of treasury shares	—	—	—	—	—	—	(23)	(23)	—	(23)
Issue of treasury shares	—	—	—	—	—	—	23	23	—	23
Other	—	35	—	—	—	—	—	35	(2)	33
Balance at September 30, 2006	2,660	8,451	23,798	854	515	1,132	—	37,410	433	37,843

Balance at January 1, 2007	2,673	8,613	23,805	382	544	1,011	—	37,028	421	37,449
Net profit	—	—	2,221	—	—	—	—	2,221	67	2,288
Income (expenses) recognized directly in equity	—	—	—	(565)	(151)	(261)	—	(977)	7	(970)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	15	104	—	119	1	120
Total income (expense) for the period	—	—	2,221	(565)	(136)	(157)	—	1,363	75	1,438
Dividends	—	—	(1,542)	—	—	—	—	(1,542)	(32)	(1,574)
Stock-based compensation	—	131	—	—	—	—	—	131	—	131
Issue of new shares	76	1,199	—	—	—	—	—	1,275	5	1,280
Acquisition of treasury shares	—	—	—	—	—	—	(1,064)	(1,064)	—	(1,064)
Issue of treasury shares	—	—	—	—	—	—	16	16	—	16
Retirement of own shares	—	—	(872)	—	—	—	872	—	—	—
Other	—	17	—	—	—	—	—	17	1,041	1,058
Balance at September 30, 2007	2,749	9,960	23,612	(183)	408	854	(176)	37,224	1,510	38,734

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Daimler Financial Services
(Amounts in millions of €)	Q1-3 2007	Q1-3 2006	Q1-3 2007	Q1-3 2006	Q1-3 2007	Q1-3 2006

Net profit adjusted for	2,288	3,795	1,026	2,992	1,262	803
Depreciation and amortization	6,583	9,608	3,386	5,380	3,197	4,228
Other non-cash expense and income	2,591	338	2,228	134	363	204
Gains on disposals of assets	(1,061)	(273)	(1,046)	(258)	(15)	(15)
Change in operating assets and liabilities
– Inventories	(2,538)	(1,658)	(2,432)	(1,479)	(106)	(179)
– Trade receivables	(167)	(267)	(149)	(198)	(18)	(69)
– Trade payables	1,052	854	1,072	841	(20)	13
– Inventory-related receivables from financial services	1,334	1,786	1,334	1,786	—	—
– Other operating assets and liabilities	1,109	(3,473)	(476)	(4,118)	1,585	645
Cash provided by operating activities	11,191	10,710	4,943	5,080	6,248	5,630
Purchase of equipment on operating leases	(9,818)	(11,999)	—	—	(9,818)	(11,999)
Proceeds from disposals of equipment on operating leases	3,951	3,899	—	—	3,951	3,899
Additions to property, plant and equipment	(3,657)	(4,382)	(3,632)	(4,360)	(25)	(22)
Additions to intangible assets	(899)	(926)	(889)	(896)	(10)	(30)
Proceeds from disposals of property, plant and equipment and intangible assets	1,201	286	1,167	249	34	37
Investments in businesses	(32)	(458)	(32)	(66)	—	(392)
Proceeds from disposals of businesses	3,584	992	4,984	1,013	(1,400)	(21)
Change in wholesale receivables	(33)	(105)	(2,208)	(1,730)	2,175	1,625
Cash inflows related to the sale of the Chrysler activities	22,594	—	22,594	—	—	—
Investments in retail receivables	(16,952)	(21,241)	7,157	6,333	(24,109)	(27,574)
Collections on retail receivables	15,945	20,935	(5,477)	(5,673)	21,422	26,608
Proceeds from sale of retail receivables	2,247	2,347	—	—	2,247	2,347
Acquisition of securities (other than trading)	(7,096)	(8,398)	(7,119)	(8,412)	23	14
Proceeds from sales of securities (other than trading)	11,140	8,288	11,140	8,288	—	—
Change in other cash	(1,345)	31	(1,512)	(57)	167	88
Cash provided by (used for) investing activities	20,830	(10,731)	26,173	(5,311)	(5,343)	(5,420)
Change in financing liabilities (including amounts for commercial paper borrowings, net, of €(7,048) million in 2007 and €(945) million in 2006)	(18,126)	(281)	(15,784)	(178)	(2,342)	(103)
Dividends paid (including profit transferred from subsidiaries)	(1,574)	(1,549)	(1,342)	(1,497)	(232)	(52)
Proceeds from issuance of share capital (including minority interest)	1,298	182	1,183	150	115	32
Purchase of treasury shares	(1,064)	(23)	(1,064)	(4)	—	(19)
Cash provided by (used for) financing activities	(19,466)	(1,671)	(17,007)	(1,529)	(2,459)	(142)
Effect of foreign exchange-rate changes on cash and cash equivalents	(670)	(340)	(637)	(290)	(33)	(50)
Net increase (decrease) in cash and cash equivalents	11,885	(2,032)	13,472	(2,050)	(1,587)	18
Cash and cash equivalents at the beginning of the period	8,409	8,063	6,060	6,929	2,349	1,134
Cash and cash equivalents at the end of the period	20,294	6,031	19,532	4,879	762	1,152

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

Daimler AG and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated
Financial Statements

1. Presentation of the Interim Condensed Consolidated
Financial Statements

These unaudited interim condensed consolidated financial statements (“interim financial statements”) of Daimler AG and its subsidiaries (“Daimler” or the “Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.”

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Daimler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany. The Extraordinary Shareholders’ Meeting of DaimlerChrysler AG on October 4, 2007, approved the renaming of the company as Daimler AG by a 98.76% majority.

The interim financial statements of the Daimler Group are presented in euros (€).

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2006 audited IFRS consolidated financial statements and notes thereto included in Daimler’s Form 6-K which was published and filed with the United States Securities and Exchange Commission (SEC) on April 26, 2007. The accounting policies applied by the Group in these interim financial statements are the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2006.

Commercial practices with respect to certain products manufactured by Daimler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities, which have not been reviewed by the auditor. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

Preparation of interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

For several years, the industrial business activities of Daimler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of Daimler identified and initiated changes including modification to its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, Daimler considered the effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect the changing business environment. Due to this change in estimates, profit before income taxes of the three and nine months ended September 30, 2007 increased by €230 million (€143 million, net of taxes, or €0.14 per share) and €670 million (€419 million, net of taxes, or €0.40 per share) respectively. The pretax effect on the year 2007 is expected to be €883 million. The effects of the change in estimates on net profit (loss) from discontinued operations were not material.

Discontinued operations. The operating activities of the Chrysler Group and the related financial services business in North America are presented as discontinued operations in the Group’s statements of income (see Note 3).

2. Investment in EADS

EADS. At September 30, 2007, the carrying amount of Daimler’s investment in EADS based on a 25.5% equity interest was €3,571 million; the market value in EADS amounted to €4,432 million. At December 31, 2006, the carrying amount of Daimler’s investment in EADS based on a 33% equity interest was €4,371 million; the market value in EADS totalled €6,960 million.

In January 2007, Daimler settled a forward transaction contracted in April 2006 with several financial institutions and transferred its 7.5% interest in EADS for cash proceeds of €1,994 million. The pretax income effect of the sale was €762 million (including a gain from the valuation of the forward transaction of €49 million). The transaction reduced the Group’s equity interest in EADS to 25.5%.

On March 13, 2007, a subsidiary of Daimler which holds Daimler’s share in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a pretax gain of €724 million. The newly issued equity interest can be redeemed by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction did not reduce Daimler’s voting rights in EADS. As a result of this transaction, the Group’s minority interest increased by €1,074 million.

Daimler’s equity in the income of EADS for the three- and nine-month periods ended September 30, 2007 was €13 million and €273 million, respectively (2006: €160 million and €434 million), including investor-level adjustments. In addition, Daimler reversed proportionate income of €33 million in the third quarter of 2007 which EADS recognized upon the realization of other reserves, since the Group realized this proportionate income in March 2007 with the issuance of equity interest to investors. Daimler’s equity in the income of EADS is shown in the Group’s consolidated statements of income within share of profit (loss) from companies accounted for using the equity method, net. The results are based on a three-month time lag adjusted for significant transactions and events during the intervening period.

The valuation of option contracts regarding a 3% equity interest in EADS resulted in a pretax gain of €37 million for the three-month period ended September 30, 2007 (2006: €3 million). For the nine months ended September 30, 2007, the valuation resulted in a pretax gain of €75 million (2006: €171 million).

3. Dispositions

Chrysler activities. On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in the Chrysler Group and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved this transaction; the transaction was consummated on August 3, 2007.

On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US-$7.2 billion) in cash for the 80.1% equity interest in the newly established company Chrysler Holding LLC, which controls the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US-$1.2 billion). As a result, Daimler retains a 19.9% equity interest in this entity, which will be accounted for using the equity method subsequent to August 4, 2007, with a three-month time lag. The results will be included in Vans, Buses, Other.

In addition to the equity interest retained and cash received, Daimler provides a subordinated loan to Chrysler with a nominal amount of €0.3 billion. Furthermore, the Group may receive additional consideration in cash with a fair value of €0.2 billion contingent upon the occurrence of certain events in the future, e.g. residual values for leased vehicles.

The transaction contracted with Cerberus is subject to customary representations and warranties by the Group which could require payments after closing for contingent liabilities that arose prior to closing, e.g. for income taxes.

In connection with the closing of the transaction, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

Furthermore, Daimler supported the financing of the transfer of the majority of the Chrysler activities and committed a credit line of US-$1.5 billion of subordinated debt due February 2014 for Chrysler’s automotive business, to be drawn within 12 months of closing. If Chrysler drew down on the committed debt, the Group would have the right to sell such loan in the credit market after August 3, 2008. As of September 30, 2007, Chrysler had not drawn any balance.

In connection with this transaction, Daimler agreed with the Pension Benefit Guaranty Corporation to provide a guarantee of up to US-$1 billion to be paid in the Chrysler pension plans if the plans terminate within five years. In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler in the amount of US-$1.3 billion continue to be outstanding. The majority of these guarantees mature until the end of 2008. As coverage of the liabilities underlying these guarantees, Chrysler provided US-$0.6 billion on an escrow account.

In connection with the transaction, Daimler and Cerberus entered into a number of ancillary agreements setting forth the terms of future cooperation and service agreements in the areas of manufacturing, research and development, distribution, procurement and financial services.

The net profit or loss of the Chrysler activities is included in the Group’s consolidated interim statements of income in the line item net profit (loss) from discontinued operations for all periods presented. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

In the third quarter of 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the sale on August 3, 2007. The loss from the deconsolidation of €750 million is also included in the line item net profit (loss) from discontinued operations.  In determining the loss from deconsolidation, the Group used certain estimates. Changes in such estimates could result in corresponding adjustments in future periods.

The future tax benefits of temporary differences related to the assets and liabilities of the disposed Chrysler activities continue to be available to Daimler with certain limitations. At the date of the sale, the deferred tax assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations.

Net profit (loss) from discontinued operations is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
(Amounts in millions of €)	2007	2006	2007	2006
Revenues	4,059	11,461	30,037	40,297
Cost of sales	(3,172)	(10,845)	(26,410)	(35,658)
Selling expenses	(292)	(643)	(1,579)	(1,891)
General administrative expenses	(163)	(502)	(1,172)	(1,400)
Research and non-capitalized development costs	(68)	(303)	(647)	(884)
Other income and other expenses	(42)	(148)	(714)	(287)
Profit (loss) before income taxes	322	(980)	(485)	177
Income taxes	(102)	743	368	507
Profit (loss) of Chrysler activities, net of taxes	220	(237)	(117)	684
Loss from deconsolidation before income taxes	(693)	—	(693)	—
Income taxes	(57)	—	(57)	—
Loss from deconsolidation, net of taxes	(750)	—	(750)	—
Net profit (loss) from discontinued operations	(530)	(237)	(867)	684

In connection with the Chrysler Group’s three-year Recovery and Transformation Plan, announced on February 14, 2007, income of €13 million and charges of €906 million are included in net profit (loss) from discontinued operations for the three- and nine-month periods ended September 30, 2007.

An extinguishment loss of €0.1 billion (net of tax €0.1 billion) and €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in the three- and nine-month periods ended September 30, 2007.

The cash flows attributable to discontinued operations are as follows:

	Nine months ended September 30,
(Amounts in millions of €)	2007	2006
Cash flow from operating activities	3,064	5,660
Cash flow from investing activities	(2,875)	(5,304)
Cash flow from financing activities	(2.655)	(3,216)

Off-highway business. The sale and purchase agreement contracted in December 2005 with the Swedish investor group EQT regarding the sale of a major portion of Daimler’s off-highway business was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million. In the nine-month period ended September 30, 2006, the disposal of the off-highway business positively impacted the Group’s net profit by €202 million and the segment profit (loss) (EBIT) of Vans, Buses, Other by €238 million (including a gain on the sale of €206 million).

MFTBC. In the three months ended June 30, 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €874 million, recorded debt of €110 million and other operating income, net, of €68 million relating to the Daimler Trucks segment in the second quarter of 2007.

4. Functional costs

smart realignment. In 2005, Daimler decided to reduce the production volume of the smart forfour, to cease production of the smart roadster by the end of 2005 and not to proceed with the development of the smart SUV.

In addition, as a result of the ongoing depressed sales development of the smart forfour, Daimler decided in the first quarter of 2006 to cease production of the smart forfour in 2006. Daimler also decided to focus its brand solely on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization during 2006.

The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. In March 2006, Daimler and MMC signed a letter of intent, which set forth the general conditions of a termination of that agreement. Based on those conditions, Daimler recorded charges of €14 million and €607 million for the three- and nine-month periods ended September 30, 2006, respectively, relating to termination payments to MMC and suppliers. These charges were recognized in cost of sales.

Additional charges totaling €376 million were recorded in the first nine months of 2006 for inventory write-downs, higher incentives and the recognition of lower estimated residual values of smart vehicles as well as estimated payments for the reorganization of the distribution network. In the third quarter of 2006, as a result of refinements to previous estimates, the Group recorded income of €57 million. The charges (net of recorded income) of €319 million were recognized as a reduction of revenues (€15 million), in cost of sales (€119 million) and selling expenses (€185 million).

Also in 2006, Daimler approved plans to reduce its workforce located in Böblingen (Germany). Severance benefits consist of continued pay for a period after the end of service and cash severance. Therefore, charges of €4 million and €30 million were recognized in general administrative expenses in the three- and nine-month periods ended September 30, 2006, respectively.

Associated with the discontinuation of the smart forfour production, Daimler terminated its involvement with a special purpose entity (SPE) and prematurely repaid the Group’s portion of the SPE’s external debt. The early extinguishment of debt of the SPE resulted in financial expense of €9 million, which is included in interest income (expense), net, for the nine months ended September 30, 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour, with the exception of the expenses related to the early extinguishment of debt, have been allocated to the Mercedes-Benz Cars segment. The development of balances which lead to payments in subsequent periods is summarized as follows:

(Amounts in millions of €)	Workforce reduction	Other	Total
Balance at January 1, 2006	8	109	117
Additional charges	21	807	828
Adjustments	3	12	15
Payments	(4)	(363)	(367)
Balance at June 30, 2006	28	565	593
Adjustments	—	10	10
Payments	(8)	(189)	(197)
Balance at September 30, 2006	20	386	406
Additional charges	—	8	8
Adjustments	(5)	(28)	(33)
Payments	(6)	(256)	(262)
Balance at December 31, 2006	9	110	119
Adjustments	—	(9)	(9)
Payments	(5)	(53)	(58)
Balance at June 30, 2007	4	48	52
Adjustments	—	(19)	(19)
Payments	—	(4)	(4)
Balance at September 30, 2007	4	25	29

The Group expects the remaining balance of €29 million to be paid during the remainder of 2007.

New management model. In January 2006, Daimler announced the new management model. All charges to be incurred under the new management model, as far as these charges were not allocated to discontinued operations, are corporate-level costs, which are not allocated to the segments but are included in the Group’s corporate items.

Charges for employee severance of €40 million and €123 million were recorded in the three- and nine-month periods ended September 30, 2007 (€71 million and €216 million in the three- and nine-month periods ended September 30, 2006). These charges are included in the Group’s consolidated statements of income primarily within general administrative expenses. In the three- and nine-month periods ended September 30, 2007, expenses of €1 million and €16 million (2006: €25 million and €33 million) are included in net profit from discontinued operations.

In the consolidated balance sheet as of September 30, 2007, €129 million and €18 million were included as other financial liabilities and provisions for other risks, respectively, of which €1 million and €10 million, respectively, are not expected to be paid within one year.

The changes in liabilities and provisions for the new management model were as follows:

(Amounts in millions of €)
Balance at January 1, 2006	—
Charges	145
Payments	(2)
Amounts recognized and transferred to employee benefit plans	(9)
Balance at June 30, 2006	134
Charges	71
Payments	(20)
Amounts recognized and transferred to employee benefit plans	(24)
Balance at September 30, 2006	161
Charges	145
Payments	(32)
Amounts recognized and transferred to employee benefit plans	(12)
Currency translation	(1)
Balance at December 31, 2006	261
Charges	83
Payments	(173)
Amounts recognized and transferred to employee benefit plans	(1)
Balance at June 30, 2007	170
Charges	40
Payments	(63)
Balance at September 30, 2007	147

Headcount reduction initiative at Mercedes-Benz Cars. In September 2005, Daimler initiated a program to enhance the competitiveness of the Mercedes-Benz Cars segment. The program was completed on schedule by December 31, 2006.

In the first nine months of 2006, expenses of €337 million were incurred, of which €47 million and €270 million were recorded in income for the three- and nine-month periods ended September 30, 2006. In addition, for the six-month period ended June 30, 2006, an amount of €67 million was available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, Daimler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the Employee Council of Daimler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance distributed to the employees.

The changes in the liabilities for termination benefits were as follows:

(Amounts in millions of €)
Balance at January 1, 2006	600
Charges	223
Reclassifications from ERA	67
Payments	(739)
Balance at June 30, 2006	151
Charges	47
Reclassifications from ERA	—
Payments	(40)
Balance at September 30, 2006	158
Charges	16
Reclassifications from ERA	—
Payments	(4)
Balance at December 31, 2006	170
Payments	(165)
Balance at June 30, 2007	5
Payments	—
Balance at September 30, 2007	5

5. Intangible assets

Intangible assets are comprised of the following:

	At Sept. 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Goodwill	709	1,689
Development cost	3,743	4,927
Other intangible assets	578	998
Carrying amount	5,030	7,614

The decrease in intangible assets is primarily a result of the sale of the Chrysler activities (see Note 3).

6. Inventories

Inventories are comprised of the following:

	At Sept. 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Raw materials and manufacturing supplies	1,806	2,181
Work-in-progress	2,167	3,137
Finished goods, parts and products held for resale	10,867	13,036
Advance payments to suppliers	82	42
Carrying amount	14,922	18,396

The decrease in inventories is primarily due to the sale of the Chrysler activities (see Note 3).

7. Equity

During the first nine months of 2007, Daimler purchased 0.3 million Daimler shares for €16 million and re-issued these shares for €16 million in connection with an employee share purchase plan.

The Annual Meeting on April 4, 2007 authorized Daimler to acquire, until October 4, 2008, treasury shares for certain predefined purposes up to an amount of €267 million of the issued capital, or nearly 10% of the current issued capital.

The Annual Meeting also authorized Daimler to distribute a dividend of €1,542 million (€1.50 per share) from the unappropriated earnings for 2006 of Daimler AG. The dividend was paid on April 5, 2007 to investors owning Daimler shares on April 4, 2007.

On August 29, 2007, the Supervisory Board approved a share buyback program under which, as of September 30, 2007, the Group has bought back 15,765,000 ordinary shares of Daimler AG for €1,048 million. Thereof 13,235,000 ordinary shares with a value of €872 million were retired and cancelled as of September 30, 2007.

8. Stock-based compensation

For the three- and nine-month periods ended September 30, 2007, the expense for stock-based compensation for the continued and discontinued operations was €27 million and €167 million, respectively (2006: €24 million and €62 million, respectively). In connection with the Performance Phantom Share Plan, the Group granted 2.2 million (2006: 2.6 million) new cash settled awards in the first nine months of 2007.

9. Pensions and similar obligations

Defined benefit plans

Net pension cost (income). The components of net pension cost of the continuing and discontinued operations for the three-month periods ended September 30, 2007 and 2006 were as follows:

	Three months ended September 30, 2007			Three months ended September 30, 2006
(Amounts in millions of €)	German plans	Non-German plans	Total	German plans	Non-German plans	Total
Current service cost	83	39	122	90	117	207
Interest cost	162	112	274	148	319	467
Expected return on plan assets	(216)	(170)	(386)	(195)	(446)	(641)
Amortization of net actuarial gains	—	(13)	(13)	—	—	—
Past service cost	—	3	3	—	12	12
Net periodic pension cost (income)	29	(29)	—	43	2	45
Curtailments and settlements	—	43	43	—	14	14
Net pension cost	29	14	43	43	16	59

The components of net pension cost (income) of the continuing and discontinued operations for the nine-month periods ended September 30, 2007 and 2006 were as follows:

	Nine months ended September 30, 2007			Nine months ended S 30, 2006
(Amounts in millions of €)	German plans	Non-German plans	Total	German plans	Non-German plans	Total
Current service cost	250	245	495	281	345	626
Interest cost	487	738	1,225	437	971	1,408
Expected return on plan assets	(647)	(1,120)	(1,767)	(590)	(1,351)	(1,941)
Amortization of net actuarial gains	—	(36)	(36)	—	—	—
Past service cost	—	44	44	—	68	68
Net periodic pension cost (income)	90	(129)	(39)	128	33	161
Curtailments and settlements	—	114	114	—	27	27
Net pension cost (income)	90	(15)	75	128	60	188

Contributions by the employer to plan assets. Employer contributions to the Group’s plan assets were €33 million and €208 million for the three- and nine-month periods ended September 30, 2007, respectively.

Other post-employment benefits

Net post-employment benefit cost. The components of net periodic post-employment benefit cost of the continuing and discontinued operations for the three-month periods ended September 30, 2007 and 2006 were as follows:

	Three months ended September 30,
(Amounts in millions of €)	2007	2006
Current service cost	18	79
Interest cost	78	243
Expected return on plan assets	(15)	(37)
Expected return on reimbursement rights	(5)	(22)
Amortization of actuarial losses	2	2
Past service cost	4	21
Net periodic post-employment benefit cost	82	286
Curtailments and settlements	25	4
Net post-employment benefit cost	107	290

The components of net periodic post-employment benefit cost of the continuing and discontinued operations for the nine-month periods ended September 30, 2007 and 2006 were as follows:

	Nine months ended September 30,
(Amounts in millions of €)	2007	2006
Current service cost	164	240
Interest cost	588	741
Expected return on plan assets	(93)	(115)
Expected return on reimbursement rights	(49)	(74)
Amortization of actuarial losses	9	7
Past service income	(15)	(391)
Net periodic post-employment benefit cost	604	408
Curtailments and settlements	12	4
Net post-employment benefit cost	616	412

Contributions by the employer to plan assets. For the three- and nine-month periods ended September 30, 2007, contributions by Daimler to plan assets for its other post-employment benefit plans amounted to €5 million and €10 million, respectively.

10. Provisions for other risks

Provisions for other risks are comprised of the following:

	At Sept. 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Product warranties	6,601	10,261
Sales incentives	798	4,839
Personnel and social costs	2,799	3,812
Other	3,103	5,003
Carrying amount	13,301	23,915

The decrease in provisions for other risks is due in particular to the sale of the Chrysler activities (see Note 3).

11. Financing liabilities

Financing liabilities are comprised of the following:

	Remaining maturity <= 1 year			Remaining maturity > 1 year		Total
	At Sept. 30,	At Dec. 31,	At Sept. 30,	At Dec. 31,	At Sept. 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006	2007	2006	2007	2006
Notes / bonds	10,471	19,383	28,478	44,534	38,949	63,917
Commercial paper	369	11,302	—	—	369	11,302
Liabilities to financial institutions	7,420	11,126	6,669	7,865	14,089	18,991
Liabilities to affiliated companies	647	504	8	104	655	608
Deposits from the direct banking business	3,499	2,962	456	148	3,955	3,110
Loans, other financing liabilities	450	691	10	426	460	1,117
Liabilities from finance leases	53	62	394	429	447	491
Carrying amount	22,909	46,030	36,015	53,506	58,924	99,536

The decrease in financing liabilities is primarily the result of the sale of the Chrysler activities and the repayment of debt by Daimler (see Note 3).

12. Segment reporting

Management reporting and controlling systems. The Group’s management reporting and controlling systems use accounting policies that are the same as those described in the summary of significant accounting policies in the Group’s consolidated financial statements under IFRS as of December 31, 2006. The Group measures the performance of its continuing operating segments through a measure of segment profit which is referred to as “EBIT” in our management and reporting system. This EBIT is the measure of segment profit used in segment reporting according to IFRS 8 and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income, net and share of profit (loss) from companies accounted for using the equity method, net, as well as other financial income (expense), net.

In the context of the renaming of the DaimlerChrysler AG as Daimler AG, the Board of Management decided to change the names of the segments in Mercedes-Benz Cars (formerly Mercedes Car Group), Daimler Trucks (formerly Truck Group), Daimler Financial Services (formerly Financial Services); Mercedes-Benz Vans and Daimler Buses are segments that continue to be aggregated with all other operations of the Group within Vans, Buses, Other.

The segment information presented below does not include amounts relating to discontinued operations and prior-period figures of reported segments reflect the activities of continuing segments.

Segment information according to IFRS 8 for the three-month periods ended September 30, 2007 and 2006 is as follows:

(Amounts in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated
Three months ended September 30, 2007
Revenues	13,689	6,455	2,083	3,454	25,681	—	25,681
Intersegment revenues	388	552	130	103	1,173	(1,173)	—
Total revenues	14,077	7,007	2,213	3,557	26,854	(1,173)	25,681

Segment profit (EBIT)	1,331	480	87	319	2,217	(326)	1,891

(Amounts in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated
Three months ended September 30, 2006
Revenues	12,224	7,265	1,831	2,914	24,234	—	24,234
Intersegment revenues	357	694	159	213	1,423	(1,423)	—
Total revenues	12,581	7,959	1,990	3,127	25,657	(1,423)	24,234

Segment profit (EBIT)	850	565	221	341	1,977	(154)	1,823

Segment information according to IFRS 8 for the nine-month periods ended September 30, 2007 and 2006 is as follows:

(Amounts in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated
Nine months ended September 30, 2007
Revenues	37,692	19,566	6,104	9,533	72,895	—	72,895
Intersegment revenues	1,013	1,661	356	282	3,312	(3,312)	—
Total revenues	38,705	21,227	6,460	9,815	76,207	(3,312)	72,895

Segment profit (EBIT)	3,327	1,609	521	2,448	7,905	(588)	7,317

(Amounts in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated
Nine months ended September 30, 2006
Revenues	35,998	21,718	5,618	8,864	72,198	—	72,198
Intersegment revenues	1,017	2,110	399	689	4,215	(4,215)	—
Total revenues	37,015	23,828	6,017	9,553	76,413	(4,215)	72,198

Segment profit (EBIT)	805	1,572	660	1,828	4,865	(423)	4,442

Reconciliation. Reconciliation of the total segments’ profit (EBIT) according to IFRS 8 to profit before income taxes is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Amounts in millions of €)	2007	2006	2007	2006
Total segments’ profit (EBIT)	2,217	1,977	7,905	4,865
Corporate items	(329)	(127)	(595)	(483)
Eliminations	3	(27)	7	60
Group EBIT	1,891	1,823	7,317	4,442
Interest income (expense), net	187	43	377	(100)
Profit before income taxes	2,078	1,866	7,694	4,342

The reconciliation includes items that are by definition not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters is responsible. Transactions between the segments are eliminated in the reconciliation.

13. Earnings (loss) per share

The computation of basic and diluted earnings (loss) per share for net profit (loss) attributable to shareholders of Daimler AG is as follows:

(Amounts in millions of € / millions	Three months ended Sept. 30,		Nine months ended Sept. 30,
of shares, except earnings (loss) per share)	2007	2006	2007	2006
Net profit (loss) attributable to shareholders of Daimler AG	(1,547)	839	2,221	3,737
Diluting effects	—	—	—	—
Net profit (loss), diluted	(1,547)	839	2,221	3,737

Weighted average number of shares outstanding, basic	1,053.1	1,022.8	1,041.6	1,020.9
Dilutive effect of share options	7.4	2.9	9.7	5.0
Weighted average number of shares outstanding, diluted	1,060.5	1,025.7	1,051.3	1,025.9

For the three-month periods ended September 30, 2007 and 2006, respectively, stock options to acquire 19.6 million and 62.2 million Daimler ordinary shares that were issued in connection with the 2000 Stock Option Plan were not included in the computations of diluted earnings (loss) per share (19.6 million and 46.5 million for the nine-month periods ended September 30, 2007 and 2006, respectively), because the options’ underlying exercise prices were higher than the average market prices of Daimler ordinary shares in those periods.

Addresses/Information

Investor Relations

Phone +49 711 17 95277, 17 92261 or 17 95256

Fax +49 711 17 94075 or 17 94109

This report and additional information on Daimler are available on the Internet at:

www.daimler.com

Concept and contents

Daimler AG

Investor Relations

Publications for our shareholders:

•                  Annual Reports (German, English)

•                  Form 20-F (English)

•                  Interim Reports
on 1st, 2nd and 3rd quarters (German, English)

•                  Sustainability Report (Facts and Magazine)
(German, English)

www.daimler.com/investors

Financial Calendar
2007/2008

Interim Report Q3 2007	October 25, 2007

Annual Press Conference /	February 14, 2008
Investors’ and Analysts’
Conference Call

Annual Report 2007	February 27, 2008

Annual Meeting	April 9, 2008
Messe Berlin

Interim Report Q1 2008	April 29, 2008

Interim Report Q2 2008	July 24, 2008

Interim Report Q3 2008	October 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: October 25, 2007